EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

November 29, 2012	No. 12-13

Avalon Rare Metals Inc. Announces Annual Filings for
its fiscal year ended August 31, 2012

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon”) is pleased to announce that it has completed the filings of its Consolidated Financial Statements, Management’s Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F with the SEC for its fiscal year ended August 31, 2012.  Copies of these filings are available on the Avalon website at www.avalonraremetals.com, through SEDAR at www.sedar.com or through Edgar at www.sec.gov.

Shareholders may also request a printed copy of the audited financial statements, free of charge, by email to ir@avalonraremetals.com or by regular mail to Investor Relations, Avalon Rare Metals Inc., 130 Adelaide Street West, Suite 1901, Toronto, ON M5H 3P5.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,621,986. Cash resources: approximately $27 million. To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.